UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioSig Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

09073N102
(CUSIP Number)

Kenneth Londoner
c/o BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073N102
1. Names of Reporting Persons. Endicott Management Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,334,974 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,334,974 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,334,974 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 23.5% (1)
14. Type of Reporting Person (See Instructions) CO

(1)	Comprised of shares of common stock.

(2)
The percentage ownership interest is determined based on 14,203,202 shares of common stock outstanding as of June 29, 2015, as reported by BioSig Technologies, Inc. in its Post-Effective Amendment to its Registration Statement on Form S-1 (No. 333-190080) filed with the Securities and Exchange Commission on June 30, 2015.

CUSIP No. 09073N102
1. Names of Reporting Persons. Kenneth Londoner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,065,845 (1)
8. Shared Voting Power 3,334,974 (2)
9. Sole Dispositive Power 1,065,845 (1)
10. Shared Dispositive Power 3,334,974 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,400,819 (3)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 29.8% (4)
14. Type of Reporting Person (See Instructions) IN

(1)	Comprised of (i) 519,550 shares of common stock, (ii) warrants to purchase 296,295 shares of common stock and (iii) options to purchase 250,000 shares of common stock that are currently exercisable.

(2)	Comprised of 3,334,974 shares of common stock held by Endicott Management Partners, LLC, an entity for which Mr. Londoner is deemed the beneficial owner.

(3)
Comprised of (i) 519,550 shares of common stock directly held by Mr. Londoner, (ii) 3,334,974 shares of common stock held by Endicott Management Partners, LLC, an entity for which Mr. Londoner is deemed the beneficial owner, (iii) warrants to purchase 296,295 shares of common stock, and (v) options to purchase 250,000 shares of common stock that are currently exercisable.

(4)
The percentage ownership interest is determined based on 14,203,202 shares of common stock outstanding as of June 29, 2015, as reported by BioSig Technologies, Inc. in its Post-Effective Amendment to its Registration Statement on Form S-1 (No. 333-190080) filed with the Securities and Exchange Commission on June 30, 2015.  Shares issuable pursuant to the exercise of stock options and other securities held by Mr. Londoner that are currently exercisable or convertible into common stock or exercisable or convertible within 60 days of the date hereof are deemed outstanding and held by Mr. Londoner for computing the percentage of outstanding common stock beneficially owned by Mr. Londoner, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”) of BioSig Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 8441 Wayzata Blvd., Suite 240, Minneapolis, Minnesota, 55426.

Item 2. Identity and Background.

(a)
This Schedule 13D is being filed jointly on behalf of Kenneth Londoner and Endicott Management Partners, LLC (“Endicott Management”), an entity for which Mr. Londoner is deemed the beneficial owner (collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ business address is c/o BioSig Technologies, Inc., 8441 Wayzata Blvd., Suite 240, Minneapolis, Minnesota, 55426.

(c)
Mr. Londoner’s principal occupation is serving as the executive chairman and a director of the Issuer, which is located at 8441 Wayzata Blvd., Suite 240, Minneapolis, Minnesota, 55426.  The principal business of Endicott Management is investing.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The entity named above is a citizen of Delaware. The natural person named above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired shares of Common Stock and options and warrants to purchase shares of Common Stock pursuant to the following transactions:

•
On June 15, 2009, the Issuer issued to Endicott Management 2,000,000 shares of Common Stock at par value for services rendered by Mr. Londoner as a founder of the Issuer in February 2009.  The Common Stock was not purchased by Endicott Management for any additional amount of funds or other consideration.

•
On May 15, 2011, the Issuer issued to Endicott Management 1,700,000 shares of Common Stock at par value for services rendered by Mr. Londoner as a founder of the Issuer in 2009.  The Common Stock was not purchased by Endicott Management for any additional amount of funds or other consideration.

•
On November 12, 2012, Mr. Londoner purchased 6,250 shares of Common Stock in a privately negotiated transaction with a shareholder of the Issuer, for an aggregate purchase price of $5,000 .  The consideration of $5,000 for the Common Stock was paid by Mr. Londoner out of personal funds.

•
On January 16, 2013, the Issuer granted Mr. Londoner stock options to purchase 250,000 shares of Common Stock as consideration for his services as executive chairman of the Issuer.  The stock options are currently exercisable at an exercise price of $2.09 per share, and expire on January 16, 2020.  The stock options were not purchased by Mr. Londoner for any additional amount of funds or other consideration.

•
On February 6, 2013, the Issuer converted $200,000 principal amount of bridge notes held by Mr. Londoner into 200 shares of the Issuer’s Series C Preferred Stock and a warrant to purchase 95,694 shares of Common Stock, and the Issuer issued 2,579 shares of Common Stock in lieu of cash payments on the interest accrued on such bridge note.  On March 27, 2014 the conversion price of the Series C Preferred Stock was reduced from $2.09 per share to $1.50 per share due to the Issuer’s failure to complete a financing or series of related financings by February 12, 2014 that resulted in gross proceeds to the Issuer of at least $3 million at a valuation of at least $30 million, and because the Issuer failed to maintain the listing of its common stock on a trading market for more than five trading days in any twelve month period at any time after February 12, 2014.  As a result of the conversion price reduction, the full-ratchet anti-dilution protection provision of the related warrants decreased the exercise price of the warrants from $2.61 per share to $1.50 per share and increased the number of shares issuable under each warrant such that the aggregate exercise price payable under such warrant, after taking into account the decrease in the exercise price, was equal to the aggregate exercise price prior to such adjustment.  As such, the number of shares of Common Stock issuable upon exercise of the warrants increased to 166,508.  In addition, as consideration for previous amendments to the terms of the securities purchase agreement and registration rights agreement related to the Series C Preferred Stock, on July 15, 2013 and October 14, 2013, the Issuer issued warrants to holders of its Series C Preferrred Stock, which included warrants to Mr. Londoner to purchase an aggregate of 47,848 shares of common stock at an exercise price of $2.61.  After giving effect to the adjustments for the full-ratchet anti-dilution protection provisions of the warrants, the number of shares of Common Stock issuable upon exercise of the warrants increased to 83,256 for Mr. Londoner and the exercise price of the warrants decreased from $2.61 to $1.50 per share.

•
On December 27, 2011, Mr. Londoner purchased 10 shares of the Issuer’s Series B Preferred Stock for an aggregate purchase price of $50,000.  The consideration of $50,000 for the Series B Preferred Stock was paid by Mr. Londoner out of personal funds.  On June 23, 2014, upon the Issuer becoming subject to the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act, as amended, the 10 shares of the Issuer’s Series B Preferred Stock held by Mr. Londoner automatically converted into 24,752 shares of Common Stock, based upon a conversion price of $2.02 per share.  In addition, the Issuer issued 3,069 shares of Common Stock in lieu of accrued dividends on the Series B Preferred Stock.  The Common Stock was not purchased by Mr. Londoner for any additional amount of funds or other considerations.

•
On September 1, 2014, the Issuer granted Mr. Londoner an award of 400,000 shares of Common Stock as consideration for his services as executive chairman of the Issuer.  The Common Stock was not purchased by Mr. Londoner for any additional amount of funds or other consideration.

•
On March 23, 2015, the Issuer issued an aggregate of 169,334 shares of its Common Stock to Mr. Londoner in exchange for 200 shares of the Issuer’s Series C Preferred Stock and accrued dividends, at a conversion price of $1.50 per share.  The Common Stock was not purchased by Mr. Londoner for any additional amount of funds or other consideration.

•
On December 31, 2013, as part of a private placement transaction by the Issuer of Common Stock and warrants, $228,000 of the Issuer’s outstanding indebtedness to Mr. Londoner was converted into 93,061 shares of Common Stock and a warrant to purchase 46,531 shares of Common Stock.  The Common Stock was not purchased by Mr. Londoner for any additional amount of funds or other consideration.

•
On February 24, 2015, the Issuer granted Mr. Londoner an award of 25,000 shares of Common Stock as consideration for his services as executive chairman of the Issuer.  The Common Stock was not purchased by Mr. Londoner for any additional amount of funds or other consideration.

•
From July 7, 2015 through July 16, 2015, Mr. Londoner purchased 21,900 shares of Common Stock in open market transactions, for an aggregate purchase price of $42,705.  The consideration of $42,705 for the Common Stock was paid by Mr. Londoner out of personal funds.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock and the options and warrants to purchase shares of Common Stock reported in this Schedule 13D for investment purposes only.  Consistent with his individual investment purposes, the Reporting Person at any time and/or from time to time may acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Person and or other investment considerations.

Mr. Londoner is currently the executive chairman and a director of the Issuer and takes an active role in the management, operations and finances of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)
Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below.  Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Transaction Date	Effecting Person(s)	Shares Acquired (Disposed)	Price Per Share	Description of Transaction
7/7/2015	Kenneth Londoner	1,000	$1.95	open market
7/7/2015	Kenneth Londoner	3,000	$1.80	open market
7/7/2015	Kenneth Londoner	2,000	$2.05	open market
7/7/2015	Kenneth Londoner	5,000	$2.05	open market
7/7/2015	Kenneth Londoner	4,000	$2.20	open market
7/8/2015	Kenneth Londoner	200	$1.82	open market
7/8/2015	Kenneth Londoner	500	$1.89	open market
7/8/2015	Kenneth Londoner	1,800	$1.85	open market
7/8/2015	Kenneth Londoner	200	$1.90	open market
7/8/2015	Kenneth Londoner	200	$1.91	open market
7/8/2015	Kenneth Londoner	2,000	$1.90	open market
7/8/2015	Kenneth Londoner	2,000	$1.90	open market
7/8/2015	Kenneth Londoner	2,000	$1.90	open market
7/8/2015	Kenneth Londoner	100	$1.99	open market
7/13/2015	Kenneth Londoner	700	$1.95	open market
7/14/2015	Kenneth Londoner	200	$1.95	open market
7/15/2015	Kenneth Londoner	900	$1.95	open market
7/16/2015	Kenneth Londoner	100	$1.95	open market
6/8/2015	Kenneth Londoner	(31,395)	$1.00	*
6/8/2015	Kenneth Londoner	(20,000)	$1.00	*
* privately negotiated as part of recruitment package for officer or director

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6.

Warrants

Five-Year Warrants

In connection with the private placement of the Issuer’s Series C Preferred Stock, the Issuer issued to the holders of its Series C Preferred Stock warrants to purchase up to an aggregate of 1,330,629 shares of Common Stock at an exercise price of $2.61 per share. The warrants contain full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $2.61 per share as well as other customary anti-dilution protection. The warrants are exercisable for cash; or if at any time after six months from the issuance date, there is no effective registration statement registering the resale, or no current prospectus available for the resale, of the shares of Common Stock underlying the warrants, the warrants may be exercised by means of a “cashless exercise”.  As a result of a reduction of the conversion price of the Issuer’s Series C Preferred Stock, the full-ratchet anti-dilution protection provision of the warrants decreased the exercise price of the warrants from $2.61 per share to $1.50 per share and increased the aggregate number of shares issuable under the warrants to 2,315,301.

Five-Year Amendment Warrants

As consideration for (i) extending the termination date of the securities purchase agreement and (ii) extending the filing and effectiveness dates for the filing of the registration statement pursuant to the registration rights agreement related to the Issuer’s Series C Preferred Stock, the Issuer issued to the holders of its Series C Preferred Stock that purchased shares of Series C Preferred Stock prior to the July 15, 2013 closing warrants to purchase up to an aggregate of 289,730 shares of Common Stock. The terms of these warrants are identical to the Five-Year Warrants described above.  As a result of a reduction of the conversion price of the Issuer’s Series C Preferred Stock, the full-ratchet anti-dilution protection provision of the warrants decreased the exercise price of the warrants from $2.61 per share to $1.50 per share and increased the aggregate number of shares issuable under the warrants to 504,130.

October 2013 Five-Year Amendment Warrants

As consideration for amending the terms of the securities purchase agreement to permit the Issuer’s private placement of its Common Stock and warrants in December 2013, the Issuer issued to the holders of its Series C Preferred Stock warrants to purchase up to an aggregate of 332,684 shares of Common Stock. The terms of these warrants are identical to the Five-Year Warrants described above.  As a result of a reduction of the conversion price of the Issuer’s Series C Preferred Stock, the full-ratchet anti-dilution protection provision of the warrants decreased the exercise price of the warrants from $2.61 per share to $1.50 per share and increased the aggregate number of shares issuable under the warrants to 578,870.

December 2013 Five-Year Warrants

In connection with the private placement of the Issuer’s Common Stock in December 2013 and January 2014, the Issuer issued to the investors participating in the private placement warrants to purchase up to an aggregate of 177,948 shares of Common Stock at an exercise price of $3.67 per share. The warrants contain customary anti-dilution protections. The warrants are exercisable for cash; or if at any time after six months from the issuance date, there is no effective registration statement registering the resale, or no current prospectus available for the resale, of the shares of Common Stock underlying the warrants, the warrants may be exercised by means of a “cashless exercise”.

Registration Rights

The warrants held by Mr. Londoner are subject to registration rights agreements, the terms of which are summarized below:

On February 6, 2013, in connection with the Issuer’s private placement of its Series C Preferred Stock and warrants, the Issuer entered into a registration rights agreement with the purchasers pursuant to which the Issuer agreed to provide certain registration rights with respect to the Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants issued to holders of the Series C Preferred Stock.  Specifically, the Issuer agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants on or before July 22, 2013 and to cause such registration statement to be declared effective by the Securities and Exchange Commission, in the event that the registration statement is not reviewed by the Securities and Exchange Commission, within five trading days after notification that the registration statement is not being reviewed by the Securities and Exchange Commission, and by November 22, 2013 in the event that the registration statement is reviewed by the Securities and Exchange Commission and the Securities and Exchange Commission issues comments.

If (i) the registration statement is not filed by July 22, 2013, (ii) the registration statement is not declared effective by the Securities and Exchange Commission within five trading days after notification that the registration statement is not being reviewed by the Securities and Exchange Commission, in the case of a no review, (iii) the registration statement is not declared effective by the Securities and Exchange Commission by November 22, 2013 in the case of a review by the Securities and Exchange Commission pursuant to which the Securities and Exchange Commission issues comments or (iv) the registration statement ceases to remain continuously effective for more than 20 consecutive calendar days or more than an aggregate of 45 calendar days during any 12-month period after its first effective date, then the Issuer is subject to liquidated damage payments to the holders of the shares sold in the private placement in an amount equal to 0.25% of the aggregate purchase price paid by such purchasers per month of delinquency. Notwithstanding the foregoing, (i) the maximum aggregate liquidated damages due under the registration rights agreement shall be 3% of the aggregate purchase price paid by the purchasers, and (ii) if any partial amount of liquidated damages remains unpaid for more than seven days, the Issuer shall pay interest of 18% per annum, accruing daily, on such unpaid amount.

Pursuant to the registration rights agreement, the Issuer must maintain the effectiveness of the registration statement from the effective date until the date on which all securities registered under the registration statement have been sold, or are otherwise able to be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, subject to the Issuer’s right to suspend or defer the use of the registration statement in certain events.

This Issuer filed a registration statement on July 22, 2013, which was originally declared effective on June 23, 2014.  The Issuer filed a post-effective amendment to the registration statement on June 30, 2015, which was declared effective on July 13, 2015, to satisfy the requirements under the registration rights agreement with the purchasers of the Issuer’s Series C Preferred Stock and warrants.

On December 31, 2013, in connection with the Issuer’s private placement of Common Stock and warrants, the Issuer entered into a registration rights agreement with the purchasers in such private placement pursuant tow hich it agreed to provide certain registration rights with respect to the Common Stock issued to the investors participating in such private placement and the Common Stock issuable upon exercise of the related warrants issued to such investors.  Specifically, the Issuer agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock issued pursuant to the private placement and issuable upon the exercise of the warrants within 45 days of the termination date of such private placement and to cause such registration statement to be declared effective by the Securities and Exchange Commission, in the event that the registration statement is not reviewed by the Securities and Exchange Commission, within 30 calendar days after notification that the registration statement is not being reviewed by the Securities and Exchange Commission, and within 180 calendar days of the initial filing date of the registration statement in the event that the registration statement is reviewed by the Securities and Exchange Commission and the Securities and Exchange Commission issues comments.

If (i) the registration statement is not filed within 45 days of the applicable termination date, (ii) the registration statement is not declared effective by the Securities and Exchange Commission within 30 calendar days after notification that the registration statement is not being reviewed by the Securities and Exchange Commission, in the case of a no review, (iii) the registration statement is not declared effective by the Securities and Exchange Commission within 180 calendar days of the initial filing date of the registration statement in the case of a review by the Securities and Exchange Commission pursuant to which the Securities and Exchange Commission issues comments or (iv) the registration statement ceases to remain continuously effective for more than 10 consecutive calendar days or more than an aggregate of 15 calendar days during any 12-month period after its first effective date, then the Issuer is subject to liquidated damage payments to the holders of the shares sold in the private placement in an amount equal to 1.0% of the aggregate purchase price paid by such purchasers per month of delinquency, provided, however, that the Issuer will not be required to make any payments if any of the foregoing events occurred at such time that all securities registered or to be registered in the registration statement are eligible for resale pursuant to Rule 144 (without volume restrictions or current public information requirements) promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and provided, further, that the Issuer will not be required to make any liquidated damage payments with respect to any securities registered or to be registered in the registration statement that the Issuer is unable to register due to limits imposed by the Securities and Exchange Commission’s interpretation of Rule 415 under the Securities Act of 1933, as amended. Notwithstanding the foregoing, (i) the maximum aggregate liquidated damages due under the registration rights agreement shall be 3% of the aggregate purchase price paid by the purchasers, and (ii) if any partial amount of liquidated damages remains unpaid for more than seven days, the Issuer shall pay interest of 18% per annum, accruing daily, on such unpaid amount.

Pursuant to the registration rights agreements, the Issuer must maintain the effectiveness of the registration statement from the effective date until the date on which all securities registered under the registration statement have been sold, or are otherwise able to be sold pursuant to Rule 144 without volume or manner-of-sale restrictions, subject to the Issuer’s right to suspend or defer the use of the registration statement in certain events.

The Issuer filed a registration statement on May 20, 2015, which was declared effective on June 12, 2015, to satisfy the requirements under the registration rights agreement with the purchasers of its Common Stock and warrants.

Options

Mr. Londoner’s stock options are subject to the terms and conditions of the BioSig Technologies, Inc. 2012 Equity Incentive Plan and the Issuer’s standard form of stock option agreement.

Employment Agreement

The Issuer entered into an employment agreement with Mr. Londoner on March 1, 2013.  The employment agreement terminated on March 1, 2015, after which Mr. Londoner’s employment became on an at-will basis.  Prior to its termination, Mr. Londoner’s employment agreement required that Mr. Londoner receive an annual base salary of $225,000 and be eligible for annual discretionary bonuses and equity-based incentives, as the Issuer’s board of directors may determine.  Mr. Londoner was also subject to non-competition and non-solicitation obligations, whereby, for a period lasting until one year after the termination of his employment with the Issuer, Mr. Londoner was not permitted to, directly or indirectly, (i) in any state in the U.S. or country that the Issuer conducts business and for which Mr. Londoner had responsibility, work for, invest in, provide financing to or establish a business that competes with the Issuer’s business, other than an exception that permits limited investment in publicly-traded competitors, (ii) solicit business from or do business with any customer, client, manufacturer or vendor with whom the Issuer did business or who the Issuer solicited within the preceding two years, and (iii) solicit, engage or hire any person employed by or who served as a consultant to the Issuer within the preceding twelve months. In September 2013, Mr. Londoner resigned as the Issuer’s chief executive officer, but remained with the Issuer in an executive role.  In November 2013, Mr. Londoner became the Issuer’s executive chairman.  While Mr. Londoner’s employment agreement expired on March 1, 2015, the Issuer intends to continue to compensate Mr. Londoner pursuant to the terms of his former employment agreement for his contributions with respect to corporate finance, investor relations, and business development.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated July 23, 2015, entered into by and among Endicott Management Partners, LLC and Kenneth Londoner
2
Registration Rights Agreement, dated February 6, 2013, by and between BioSig Technologies, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.6 to the Form S-1 filed on July 22, 2013)

3	Form of Warrant used in connection with February 6, 2013 private placement (incorporated by reference to Exhibit 10.7 to the Form S-1 filed on July 22, 2013)
4
Registration Rights Agreement, dated December 31, 2013, by and between BioSig Technologies, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.25 to the Form S-1/A filed on January 21, 2014)

5	Form of Warrant used in connection with December 31, 2013 private placement (incorporated by reference to Exhibit 10.26 to the Form S-1/A filed on January 21, 2014)
6	BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-1 filed on July 22, 2013)
7	Amendment No. 1 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form S-1/A filed on March 28, 2014)
8	Amendment No. 2 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed on April 17, 2015)
9	Amendment No. 3 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.41 to the Form S-1 filed on May 20, 2015)
10	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form S-1 filed on July 22, 2013)
11	Employment Agreement, dated March 1, 2013, by and between BioSig Technologies, Inc. and Kenneth Londoner (incorporated herein by reference to Exhibit 10.12 to the Form S-1 filed on July 22, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015

ENDICOTT MANAGEMENT PARTNERS, LLC

By: /s/ Kenneth Londoner
      Name: Kenneth Londoner
      Title:   Executive Chairman

/s/ Kenneth Londoner
Kenneth Londoner

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated July 23, 2015, entered into by and among Endicott Management Partners, LLC and Kenneth Londoner
2
Registration Rights Agreement, dated February 6, 2013, by and between BioSig Technologies, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.6 to the Form S-1 filed on July 22, 2013)

3	Form of Warrant used in connection with February 6, 2013 private placement (incorporated by reference to Exhibit 10.7 to the Form S-1 filed on July 22, 2013)
4
Registration Rights Agreement, dated December 31, 2013, by and between BioSig Technologies, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.25 to the Form S-1/A filed on January 21, 2014)

5	Form of Warrant used in connection with December 31, 2013 private placement (incorporated by reference to Exhibit 10.26 to the Form S-1/A filed on January 21, 2014)
6	BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form S-1 filed on July 22, 2013)
7	Amendment No. 1 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Form S-1/A filed on March 28, 2014)
8	Amendment No. 2 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Form S-8 filed on April 17, 2015)
9	Amendment No. 3 to the BioSig Technologies, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.41 to the Form S-1 filed on May 20, 2015)
10	Form of Stock Option Agreement under the 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form S-1 filed on July 22, 2013)
11	Employment Agreement, dated March 1, 2013, by and between BioSig Technologies, Inc. and Kenneth Londoner (incorporated herein by reference to Exhibit 10.12 to the Form S-1 filed on July 22, 2013)